CHINA SUNERGY CO., LTD

October 14, 2011

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant
Ms. Kate Tillan, Assistant Chief Accountant
Ms. Leigh Ann Schultz
Ms. Aslynn Hogue, Staff Attorney
Mr. Geoffrey Kruczek, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Sunergy Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 29, 2011
File No. 001-33433

Dear Mr. James and Ms. Tillan,

This letter sets forth the responses of China Sunergy Co., Ltd (the “Company”) to the comments contained in the letter dated October 5, 2011from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2010 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Allowance for Doubtful Accounts, page 58

1.	With reference to your response to comment 3, in future filings, please disclose the resolution of the 2009 $7.3 million allowance for doubtful accounts similar to your response.

The Company respectfully notes the Staff's comment and will revise its future filings to include the following disclosure.

“In 2009, we determined that the possibility of collecting the accounts receivable from a specific customer became remote, once it was determined that the customer's financial condition had deteriorated greatly. Based on this assessment, we recorded the full allowance of $7.3 million for doubtful accounts. However, we continued our efforts to collect the amount owed from the customer. Subsequently in April 2010, we reached a final settlement agreement with this customer pursuant to which we collected $1.5 million of the outstanding receivable balance in December 2010 and wrote off the remaining amount of approximately $6 million which was uncollectible.”

Warranty Costs, page 59

2.
With reference to your response to comment 7, in future filings, please disclose your obligations under the warranties and how you are required to remedy claims related to the guarantee of power generation capacity similar to your response.

The Company respectfully notes the Staff's comment and will revise its future filings to include the following disclosure:

“With respect to sales of solar modules, we follow the market practice of providing our solar module customers with a 25-year warranty against specified declines in the initial minimum power generation capacity at the time of sale, as well as a five-year warranty against defects in materials and workmanship. The remedies provided under the warranty terms are primarily for the repair or replacement of the effected solar modules and the related labor cost. We believe these terms are consistent with the warranties offered by our competitors in the market. To date, there have not been any claims made under our warranty provisions.”

Results of Operations

Gross profit, page 62

3.
Further to your response to prior comment 11, please explain in more detail the nature of the lower quality solar cells that are a by-product of solar cell production. Briefly explain the production process that creates these solar cells and tell us how you account for the solar cells and the related sales. We note from your response that these sales have negative gross margins of approximately 72%, inclusive of the impact of writing down the inventories on hand.

The Company respectfully advises the Staff that "lower quality" solar cells refer to solar cells with defects which either have lower battery efficiency or a flawed appearance. Such lower quality solar cells are a by-product of the normal production of solar cells. The defects are typically caused by the inadvertent use of wafers which have quality defects or improper processing during the production process. The production process, as discussed on page 33 of the 20-F, includes i) a chemical treatment process , ii) a diffusion process, iii) a back junction removal process and iv) an anti-reflection process. Sometimes, these processes produce solar cells with blurs, discoloration or uneven coloring on the solar cell surface. The screen printing and firing process that follows the anti-reflection process can produce solar cells with skewered print patterns, as a result of uneven wafers or improper handling of the printing machines. Friction between solar cells during transportation between different production steps may also lead to defects. Accordingly, defects can occur at virtually any stage of the production process. Although the Company continuously looks for ways to eliminate or reduce such defects, the Company's historical data shows that approximately 3% of the solar cells produced by the Company are affected by the defects described.

The Company allocates the cost of production to all solar cells produced on the same basis. A lower of cost or market analysis is performed for all inventories on hand at each month end. As part of this analysis, lower quality solar cells are identified, and written down to their estimated market value. As noted above, defects may occur at any point in the production process and as such the Company believes that performing this monthly analysis is appropriate to ensure that inventory is properly valued at each period end. The market price for these lower quality solar cells is typically lower than the costs incurred in their production, resulting in the negative margin discussed in the previous response. The Company recognizes sales of lower quality solar cells when the revenue recognition criteria specified in Footnote 2(o) on page F-12 have been met. Typically, at the time of sale, no significant margin (negative or positive) results from such sales as the inventory has already been recorded at its estimated market value by means of the inventory valuation process described herein.

The Company will expand the Form 20-F Item 5 disclosure in future filings to include a discussion of the lower quality solar cells and the valuation thereof.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any additional questions or comments regarding the 2010 Form 20-F, please contact the undersigned at +86 25 5276 6888, or our U.S. counsel, Latham & Watkins LLP, attention: Karen Yan at +86 216101 6018.

Very truly yours,

	By:	/s/ Yongfei Chen
Name: Yongfei Chen
Title: Acting Chief Financial Officer

cc:Tingxiu Lu, Chairman
Zhifang Cai, Chief Executive Officer
Karen M. Yan, Esq., Latham & Watkins LLP
Grant Pan, Deloitte Touche Tohmatsu CPA Ltd.